1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	May 10, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., May 10, 2022 – TSMC (TWSE: 2330, NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1. Approved the distribution of a NT$2.75 per share cash dividend for the first quarter of 2022, and set September 21, 2022 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be September 15, 2022. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (September 17 through September 21, 2022) for registration transfer, and the dividend will be paid on October 13, 2022. In addition, the ex-dividend date for TSMC American Depositary Shares (ADSs) will be September 15, 2022. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be September 16, 2022.

2. Approved capital appropriations of approximately US$16,757.67 million for purposes including: 1) Installation and upgrade of advanced technology capacity; 2) Installation of mature and specialty technology capacity; 3) Installation and upgrade of advanced packaging capacity; 4) capitalized leased assets.

3. Approved the Global Employee Stock Purchase Plan which applies to all regular employees of TSMC and its wholly owned subsidiaries.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 291 distinct process technologies, and manufactured 12,302 products for 535 customers in 2021 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report (1) the major financials for the three months ended March 31, 2022, which are prepared in accordance with TIFRS on a consolidated basis; and (2) the cancellation of treasury shares. Both have been approved by the TSMC Board of Directors.

1.	Major financials
	(Unaudited; in NT$ thousands, except for EPS)

	Comprehensive Income Statements Items (for the three months ended March 31, 2022)
	Net sales	491,075,873
	Gross profit	273,203,166
	Income from operations	223,790,118
	Income before tax	226,831,696
	Net income	202,873,374
	Net income attributable to shareholders of the parent	202,732,975
	Basic EPS (NT$)	7.82

	Balance Sheets Items (as of March 31, 2022)
	Total assets	3,992,676,667
	Total liabilities	1,671,207,913
	Equity attributable to shareholders of the parent	2,314,430,096

2.	Cancellation of treasury shares

The TSMC Board of Directors approved the cancellation of 1,387,000 treasury shares and the associated capital reduction of NT$13,870,000 and set May 10, 2022 as the record date for the capital reduction.